SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2010

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

LAURENCE POUNTNEY HILL,

LONDON, EC4R 0HH, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN WHOLE OR IN PART, IN, INTO OR FROM THE UNITED STATES, NEW ZEALAND, JAPAN, INDIA, MALAYSIA OR SOUTH AFRICA OR ANY OTHER JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF THAT JURISDICTION. PLEASE SEE THE IMPORTANT NOTICE AT THE END OF THE PRESS RELEASE.

For Immediate Release

7 May 2010

TIMETABLE UPDATE

HONG KONG AND SINGAPORE LISTINGS

On 5 May 2010, Prudential plc (“Prudential”) announced that the pricing and launch of its rights issue to finance the combination with AIA Group Limited would be delayed. Prudential confirms that as a result of that delay all aspects of the timetable for the rights issue announced on 23 April 2010 (including the General Meeting and its introduction to listings on the Main Board of The Stock Exchange of Hong Kong Limited and secondary listing on the Singapore Exchange Securities Trading Limited) will be revised.

ENDS

Media		Investors/Analysts
Ed Brewster	+44 (0)20 7548 3719	Investor relations	+44 (0)20 7548 3300
Brunswick UK: Kevin Byram / Tom Burns	+44 (0)20 7404 5959
Brunswick HK: Tim Payne / Karin Wong	+852 3512 5000

Important notice

This announcement has been issued by and is the sole responsibility of Prudential.

This announcement is not a prospectus but an advertisement and investors should not acquire Rights Issue Shares referred to in this announcement except on the basis of the information contained in the Rights Issue Prospectus and/or the New Prudential Prospectus.

This announcement is for information purposes only and is not intended to and does not constitute or form any part of any offer or invitation to subscribe for or purchase any securities or the solicitation of any offer to subscribe for, purchase, or otherwise acquire any securities.

The underwriters are acting solely for Prudential in relation to the matters set out in this announcement (in each case, to the extent applicable) and will not regard as a client anyone (whether or not a recipient of this announcement) other than Prudential in connection with the HK Introduction, the Transactions, the UK Introduction or the Rights Issue and will not be responsible to anyone (whether or not a recipient of this announcement) other than Prudential for providing the protections afforded to their clients or for providing advice to anyone other than Prudential in connection with the HK Introduction, the Transactions, the UK Introduction or the Rights Issue or any other matter referred to herein.

Apart from the responsibilities and liabilities, if any, which may be imposed on the underwriters by the FSMA 2000, none of the underwriters (or any of their respective affiliates or agents) accept any responsibility whatsoever for, and make no representation or warranty, express or implied, in relation to, the contents of this announcement (including its accuracy, completeness or verification) or any other statement made or purported to be made by it, or on its behalf, in connection with Prudential, the HK Introduction, the Transactions, the UK Introduction, the Nil Paid Rights, the Fully Paid Rights, the Rights Issue Shares, the New Prudential Shares or the Rights Issue. Each of the underwriters accordingly disclaims to the fullest extent permitted by law all and any responsibility and liability, whether arising in tort, contract or otherwise (save as referred to above), which it might otherwise have in respect of this announcement or any such statement.

Ondra Partners, which is authorised and regulated in the United Kingdom by the FSA, is acting as financial adviser solely for Prudential and no one else in connection with the Rights Issue, the Acquisition and the Scheme and will not regard as a client anyone (whether or not a recipient of this announcement) other than Prudential in connection with the Rights Issue, the Acquisition and the Scheme and will not be responsible to anyone (whether or not a recipient of this announcement) other than Prudential for providing the protections afforded to its clients nor for providing advice to anyone other than Prudential in connection with the Rights Issue, the Acquisition, the Scheme or any other matter referred to herein. Apart from the responsibilities and liabilities, if any, which may be imposed on Ondra Partners by FSMA 2000 or the regulatory regime established thereunder, Ondra Partners accepts no responsibility whatsoever for, nor makes any representation or warranty, express or implied, in relation to, the contents of this announcement, including its accuracy, completeness or verification or for any other statement purported to be made by it, or on behalf of it in connection with Prudential, the Rights Issue Shares, the Nil Paid Rights, the Fully Paid Rights or the Rights Issue. Ondra Partners accordingly disclaims all and any responsibility and liability whether arising in tort, contract or otherwise (save as referred to above) which it might otherwise have in respect of this document or any such statement.

The underwriters of the Rights Issue may, in accordance with applicable legal and regulatory provisions and subject to the Underwriting Agreement, engage in transactions in relation to the Nil Paid Rights, the Fully Paid Rights, the Rights Issue Shares, Prudential Shares and/or related instruments for their own account. Except as required by applicable law or regulation, the underwriters do not propose to make any public disclosure in relation to such transactions.

No person has been authorised to give any information or to make any representations other than those contained in this announcement and, if given or made, such information or representations must not be relied on as having been authorised by Prudential or the underwriters.

The information contained in this announcement is not for release, publication or distribution, directly or indirectly, to persons in the United States, New Zealand, Japan, India, Malaysia or South Africa and should not be distributed, forwarded to or transmitted in or into any jurisdiction where to do so might constitute a violation of local securities laws or regulations.

The announcement is not an offer for sale of or a solicitation of any offer to buy securities in the United States, New Zealand, Japan, India, Malaysia or South Africa or any other jurisdiction. Securities may not be offered or sold in the United States absent registration with the United States Securities and Exchange Commission or an exemption from registration under the Securities Act. The Rights Issue Shares and other securities mentioned in this announcement have not been and, if and when issued in connection with the transactions, will not be registered under the Securities Act or under the securities laws of any state or territory of the United States and may not be offered, sold, taken up, exercised, resold, renounced, transferred or delivered, directly or indirectly, in or into the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and in compliance with state securities laws. Prudential does not intend to register any part of the offering of any of the securities referred to herein in the United States or to conduct a public offering of such securities in the United States.

This announcement does not constitute an offering circular or prospectus in connection with an offering of securities of Prudential. This document does not constitute an offer to sell or the solicitation of an offer to buy or subscribe for, any securities and cannot be relied upon for any investment contract or decision.

The distribution of this announcement into jurisdictions other than the United Kingdom or Hong Kong may be restricted by law. No action has been taken by Prudential or any of the underwriters that would permit an offering of such rights or shares or possession or distribution of this announcement in any jurisdiction where action for that purpose is required. Persons into whose possession this announcement comes should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

Neither the content of Prudential’s website nor any website accessible by hyperlinks on Prudential’s website is incorporated in, or forms part of, this announcement.

Prudential plc is not affiliated in any manner with Prudential Financial, Inc, a company whose principal place of business is in the United States of America.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 7, 2010

PRUDENTIAL PUBLIC LIMITED COMPANY

By:	/S/ CLIVE BURNS
Clive Burns
Head of Secretariat